Exhibit 99.1

     FLY LEASING  February 2016

 DISCLAIMERS  Forward-Looking StatementsThis presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance and the planned tender offer and repurchase program. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# FLY AT A GLANCE

**77 aircraft – $2.5b Book Value[1]**
Leased to 42 airlines in 26 countries[1]

**Young Fleet on Long Leases**
6.8 yr avg age with 6.1 yr avg remaining lease term[1,2]

**Selling Older Aircraft**
Selling 57 older, less profitable aircraft to improve ROE[1]

**Buying Attractive Aircraft**
$629m acquired in 2015

**Decreasing SG&A**
Recent reduction in annual management fee

**Decreasing Cost of Debt**
Focus on liability management

**Managed by Industry Leader**
BBAM manages 400+ aircraft, established in 1989

**Growing Insider Ownership**
Own 8% and announced intent to buy $10m more

Note: Fleet metrics as of September 30, 2015.

(1) Reflects the sale of 18 aircraft completed as of September 30, 2015 and, on a pro forma basis, the sale of 39 additional aircraft contracted to be sold as if such sales had been consummated as of September 30, 2015.

(2) Weighted by net book value as of September 30, 2015.

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FLY Leasing

 Reflects the sale of 18 aircraft completed as of September 30, 2015 and, on a pro forma basis, the sale of 39 additional aircraft contracted to be sold as if such sales had been consummated as of September 30, 2015. All Next Generation except for one B737-300 freighter.As of September 30, 2015.     Pro Forma1    Aircraft Type  # of Aircraft  % of NBV3  A320 Family  27  26%  A330  3  10%  A340  3  6%  B737 Family2  38  46%  B757/767/777F   5  9%  B787  1  3%  Total  77  100%  Young and Attractive PORTFOLIO

 Note: As of September 30, 2015.Reflects the sale of 18 aircraft completed as of September 30, 2015 and, on a pro forma basis, the sale of 39 additional aircraft contracted to be sold as if such sales had been consummated as of September 30, 2015. 1% in Russia.9% in China.   Diverse group of GLOBAL lessees  Lessee  Country  % of NBV1    Philippines  12%    Ethiopia  7%    UK  6%    India  5%    Germany  4%    Thailand  4%    Chile  4%    China  3%    USA  3%    Turkey  3%  Top 10 Lessees    51%  % of NBV1  2  3

 Drivers of improving roe              Selling 57 aircraft – average age of 13 years  Lowered cost of secured debt by 32 basis points in 12 months through Q3 2015  Reduced Adjusted SG&A by 19% in 12 months through Q3 20152  Acquired 32 aircraft for $1.6b with average age of two years since January 20141  Weighted by net book value.Adjusted SG&A is a non-GAAP measure. See Appendix.      Completed $75m tender—$25m open market program approved

# ACCELERATES RETURN OF CAPITAL TO SHAREHOLDERS

- $100m stock repurchase program approved by Board in November 2015
  - $75m Modified Dutch Auction Tender Offer completed in December 2015 at $13.95 / share
  - $25m open market repurchase program approved
- Replaces dividend and accelerates return of capital (2.4x annual dividend)
- Creates significant value given discount to book
- BBAM shareholders informed the Board that they intend to acquire $10m in shares via open market purchases
  - Further aligns interest of FLY and BBAM
  - Underscores value in FLY shares

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Share repurchases are accretive  Pro Forma EPS1  Pro Forma Book Value / Share1  5%  23%  See Appendix for calculations.

 Update on aircraft sales    2013  2014  Sold / Contracted to Sell 2015  Aircraft Sold  10  8  57  Average Age  14 yrs  13 yrs  13 yrs  Aircraft Sales  Recently sold / contracted to sell 57 aircraft with an average age of 13 yearsThree closed in 1H 201515 closed in Q326 closed in Q4Active market for selling mid-life aircraft

 $629m of acquisitions completed Ample liquidity:Over $800m in cash and unencumbered assets to invest in younger aircraftAttractive financing availableAcquisitions immediately accretive to bottom line    2013  2014  20152  Aircraft Acquired  14  22  10  Average Age in Years1  2  3  2  Total Acquisition Costs  $642m  $952m  $629m  Aircraft Acquisitions  2015 Aircraft Acquisitions  At time of acquisition. Weighted by net book value.Includes investment in direct finance lease.  Fleet renewal

 Average Fleet Age1  Average Remaining Lease Term1  Weighted by net book value of flight equipment held for operating lease, net.Reflects the sale of 18 aircraft completed as of September 30, 2015 and, on a pro forma basis, the sale of 39 additional aircraft contracted to be sold as if such sales had been consummated as of September 30, 2015.   2  Enhancing Portfolio Metrics       7.0 yrs  6.8 yrs  5.9 yrs  6.1 yrs  8.2 yrs  4.9 yrs  2

 Cost of Secured Debt1  Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs. See Capital Structure & Liquidity Summary in the Appendix.  ACTIVELY MANAGING LIABILITIES and Expenses  2015 Milestones  Reduced cost of secured debt by 32 bps in last twelve months through Q3 2015Re-priced Term Loan, saving $4m annual interest expenseClosed high-cost legacy acquisition facility

 Adjusted SG&A1 as a % of Total Revenue  Non-GAAP measure. See Appendix.  SG&A Costs continue to decline  $5m annual management fee reduction providing operating leverage  19%

 Major Transformation Underway

 APPENDIX

 Adjusted sg&a

 Capital Structure  Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.In April 2015, FLY re-priced its 2012 Term Loan reducing the margin by 0.75% and the LIBOR floor by 0.25%.The facility was terminated in March 2015.Represents the ratio of total debt, less unrestricted cash and cash equivalents, divided by shareholders’ equity.  Capital structure & liquidity summary  FLY has $532m of unencumbered assets, which includes two aircraft held for sale at $50m

 Pro Forma EPS & book value   Pro Forma Book Value  Pro Forma EPS